Calculation of Filing Fee Tables

SC TO-I
(Form Type)

iDirect Multi-Strategy Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$17,600,540.40	$87.00	$1,531.25
Fees Previously Paid	-		-
Total Transaction Valuation	$17,600,540.40
Total Fees Due for Filing			$1,531.25
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,531.25